CERTIFICATE OF NOTIFICATION

                                    Filed by

                              GEORGIA POWER COMPANY

Pursuant to the order of the Securities and Exchange Commission (the "Commission") dated October 23, 2002 in the matter of File No. 70-10073.

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Georgia Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

         1. On November 6, 2002, the issuance and sale by Georgia Power Capital Trust VI, a Delaware statutory trust (the "Trust"), of $300,000,000 aggregate principal amount of its Flexible Trust Preferred Securities (Five Year Initial Fixed Rate Period) (the "Trust Preferred Securities") and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         2. The issuance by the Company of $309,279,000 aggregate principal amount of its Series F Junior Subordinated Notes due November 1, 2042 (the "Junior Subordinated Notes"), pursuant to the Fourth Supplemental Indenture dated as of November 6, 2002, supplementing the Subordinated Note Indenture dated as of June 1, 1997, between the Company and JPMorgan Chase Bank (formerly The Chase Manhattan Bank), as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of November 1, 2002, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said order with respect thereto.


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         4. Filed herewith are the following exhibits:

        Exhibit A - Prospectus Supplement with respect to the Trust
                    Preferred Securities, dated October 30, 2002. (Filed electronically November 1, 2002, in File Nos. 333-57884, 333-57884-01, 333-57884-02, 333-57884-03 and 333-57884-04.)

        Exhibit B - Underwriting Agreement dated October 30, 2002.
                    (Designated in Form 8-K dated October 30, 2002, as Exhibit
                    1.)

        Exhibit C - Amended and Restated Trust Agreement dated as of
                    November 1, 2002. (Designated in Form 8-K dated October 30, 2002, as Exhibit 4.7-A.)

        Exhibit D - Fourth Supplemental Indenture to the Subordinated
                    Note Indenture dated as of November 6, 2002, between the Company and JPMorgan Chase Bank, as trustee. (Designated in Form 8-K dated October 30, 2002, as Exhibit 4.4.)

        Exhibit E - Guarantee Agreement dated as of November 1, 2002 with respect to the Trust Preferred Securities. (Designated in Form 8-K dated October 30, 2002, as Exhibit 4.11-A.)

        Exhibit F - Opinion of Troutman Sanders LLP dated November 8,
                    2002.




Dated:   November 8, 2002                   GEORGIA POWER COMPANY



                                       By   /s/Wayne Boston
                                              Wayne Boston
                                          Assistant Secretary